UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the nine months ended September 30, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Ricardo Gómez Barredo

Paseo de la Castellana, 81

28046 Madrid

Spain

Telephone number +34 91 537 7000

Fax number +34 91 537 6766

(Name, Telephone, E-mail and /or Facsimile Number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

PAGE
ITEM 1.	RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014	1

ITEM 1. RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•	“BBVA”, “Bank”, the “Company”, the “Group” or the “BBVA Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•	“BBVA Bancomer” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“BBVA Compass” means BBVA Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.

First person personal pronouns used in this report, such as “we”, “us”, or “our”, mean BBVA, unless otherwise indicated or the context otherwise requires.

In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions and include statements regarding future growth rates. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this report on Form 6-K, including, without limitation, the information under “Operating and Financial Review and Prospects” identifies important factors that could cause such differences.

Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including increased capital and provision requirements;

•	the monetary, interest rate and other policies of central banks in Spain, the EU, the United States, Mexico and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	ongoing market adjustments in the real estate sectors in Spain, Mexico and the United States;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	our ability to hedge certain risks economically;

•	downgrades in our credit ratings, including as a result of a decline in the Kingdom of Spain’s credit ratings;

•	the success of our acquisitions divestitures, mergers and strategic alliances;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•	force majeure and other events beyond our control.

Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION

Accounting Principles

The interim financial information included in this report on Form 6-K is unaudited and does not comply with IAS 34 “Interim Financial Reporting”.

This report on Form 6-K should be read in conjunction with the consolidated financial statements and related notes included in BBVA’s 2013 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on April 30, 2014.

Statistical and Financial Information

The following principles should be noted in reviewing the statistical and financial information contained herein:

•	Average balances, when used, are based on the beginning and the month-end balances during each period. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.

•	The book value of BBVA’s ordinary shares held by its consolidated subsidiaries has been deducted from equity.

•	Unless otherwise stated, any reference to loans refers to both loans and advances.

•	Interest income figures include interest income on non-accruing loans to the extent that cash payments have been received in the period in which they are due.

•	Financial information with respect to subsidiaries may not reflect consolidation adjustments.

•	Certain numerical information in this report may not sum due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

•	Certain comparisons are made on a “constant exchange rates” basis in order to present an analysis of the development of our results of operations from period-to-period without the effects of currency fluctuations. To make comparisons on a “constant exchange rates” basis, we convert the relevant financial item into euro using the prior period’s average euro to relevant local currency exchange rate.

SELECTED CONSOLIDATED FINANCIAL DATA

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. We also have investments in some of Spain’s leading companies. For information concerning the preparation and presentation of the financial information contained herein, see “Presentation of Financial Information”.

	Nine Months Ended September 30,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Consolidated Statement of Income data
Interest and similar income	16,713	17,589	(5.0)
Interest and similar expenses	(6,355)	(7,296)	(12.9)
Net interest income	10,358	10,293	0.6
Dividend income	412	121	240.5
Share of profit or loss of entities accounted for using the equity method	265	614	(56.8)
Fee and commission income	4,024	4,060	(0.9)
Fee and commission expenses	(968)	(907)	6.7
Net gains (losses) on financial assets and liabilities	1,167	1,226	(4.8)
Net exchange differences	431	667	(35.4)
Other operating income	3,325	3,677	(9.6)
Other operating expenses	(3,872)	(3,952)	(2.0)
Administration costs	(6,925)	(7,238)	(4.3)
Depreciation and amortization	(834)	(808)	3.2
Provisions (net)	(638)	(413)	54.5
Impairment losses on financial assets (net)	(3,218)	(4,456)	(27.8)
Impairment losses on other assets (net)	(152)	(274)	(44.5)
Gains (losses) on derecognized assets not classified as non-current assets held for sale	14	703	(98.0)
Negative goodwill	—	—	n.m. (1)
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(365)	(457)	(20.1)
Operating profit before tax	3,024	2,856	5.9
Income tax	(746)	(600)	24.3
Profit from continuing operations	2,278	2,256	1.0
Profit from discontinued operations (net)	0	1,400	(100.0)
Profit	2,278	3,656	(37.7)
Profit attributed to parent company	1,929	3,077	(37.3)
Profit attributed to non-controlling interests	348	580	(40.0)

(1)	Not meaningful.

	(In Euro/Share-ADR)
Per share/ADS(1) Data
Numbers of shares outstanding (at period end)	5,887,168,710	5,724,324,910
Income attributed to parent company (2)	0.33	0.54

(1)	Each American Depositary Share (“ADS”) represents the right to receive one ordinary share
(2)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period including the average number of estimated shares to be converted and, for comparative purposes, a correction factor to account for the capital increases carried out in April 2013 and October 2013 and April 2014, and excluding the weighted average number of treasury shares during the period (5,846 million for the nine months ended September 30, 2014 and 5,723 million for the nine months ended September 30, 2013).

	As of and for the Nine Months Ended September 30, 2014	As of and for Year Ended December 31, 2013	As of and for the Nine Months Ended September 30, 2013
	(In Millions of Euros, except Percentages)
Consolidated balance sheet data
Total assets	618,922	582,575	589,855
Common stock	2,885	2,835	2,805
Loans and receivables (net)	365,718	350,945	361,100
Customer deposits	318,900	300,490	293,154
Debt certificates and subordinated liabilities	74,132	74,676	82,327
Non-controlling interest	2,253	2,371	2,254
Total equity	48,389	44,850	47,378
Consolidated ratios
Profitability ratios:
Net interest margin(1)	2.33%	2.32%	2.28%
Return on average total assets(2) (*)	0.50%	0.48%	0.79%
Return on average equity (3) (*)	5.6%	5.0%	9.2%
Credit quality data
Loan loss reserve	14,504	14,995	15,117
Loan loss reserve as a percentage of total loans and receivables (net)	3.97%	4.27%	4.19%
Non-performing asset ratio (NPA ratio) (4) (*)	6.1%	6.8%	6.7%

(1)	Represents net interest income as a percentage of average total assets. In order to calculate “Net interest margin” for the nine months ended September 30, 2014 and 2013, respectively, net interest income is annualized by multiplying the net interest income for the period by 4/3.
(2)	Represents profit as a percentage of average total assets. In order to calculate “Return on average total assets” for the nine months ended September 30, 2014 and 2013, respectively, profit is annualized.
(3)	Represents profit attributable to parent company as a percentage of average equity, excluding “Non-controlling interest”. In order to calculate “Return on average equity” for the nine months ended September 30, 2014 and 2013, respectively, profit attributable to parent company is annualized.
(4)	Represents the sum of impaired loans and advances to customers and impaired contingent liabilities to customers divided by the sum of loans and advances to customers and contingent liabilities to customers.
(*)	The information is presented under management criteria, pursuant to which Türkiye Garanti Bankasi A.S.’s (“Garanti”) information has been proportionally integrated based on our 25.01% interest in Garanti.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Factors Affecting the Comparability of our Results of Operations and Financial Condition

Trends in Exchange Rates

We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries keep their accounts in other currencies, principally Mexican pesos, U.S. dollars, Argentine pesos, Chilean pesos, Colombian pesos, Venezuelan bolivars fuerte and New Peruvian soles. For example, if Latin American currencies and the U.S. dollar depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same or improved relative to the prior period. Accordingly, declining exchange rates may limit the ability of our results of operations, stated in euro, to fully describe the performance in local currency terms of our subsidiaries. By contrast, the appreciation of Latin American currencies and the U.S. dollar against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. We are also exposed to fluctuations of the Turkish lira as a result of our investment in Türkiye Garanti Bankasi A.Ş. (“Garanti”).

The assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our financial results as reported in this Form 6-K. Income statement items have been converted at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies, the U.S. dollar and the Turkish lira against the euro, expressed in local currency per €1.00 for the nine months ended September 30, 2014 and 2013 respectively, and as of September 30, 2014 and December 31, 2013 according to the European Central Bank (“ECB”).

	Average Exchange Rates		Period-End Exchange Rates
	For the Nine Months Ended September 30, 2014	For the Nine Months Ended September 30, 2013	As of September 30, 2014	As of December 31, 2013
Mexican peso	17.7737	16.7017	16.9978	18.0731
U.S. dollar	1.3550	1.3169	1.2583	1.3791
Argentine peso	10.8128	6.9531	10.6452	8.9890
Chilean peso	759.8784	643.0868	757.0023	722.5434
Colombian peso	2,631.5789	2,444.9878	2,551.0204	2,659.5745
Peruvian new sol	3.8031	3.5234	3.6384	3.8535
Venezuelan bolivar fuerte	14.7072	7.8697	15.0996	8.6775
Turkish lira	2.9332	2.4591	2.8779	2.9605

During the nine months ended September 30, 2014, all currencies referred to above depreciated against the euro on average terms. At period-end, all of these currencies appreciated against the euro compared with the period-end rates at December 31, 2013 with the exception of the Argentine peso, the Chilean peso and the Venezuelan bolivar fuerte. Overall, the effect of changes in the exchange rates on the period-on-period comparison of the Group’s income statement was negative.

BBVA Group Results of Operations for the Nine Months Ended September 30, 2014 and 2013

The changes in the Group’s consolidated income statements for the nine months ended September 30, 2014 and 2013 were as follows:

	For the Nine Months Ended September 30,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Interest and similar income	16,713	17,589	(5.0)
Interest expense and similar charges	(6,355)	(7,296)	(12.9)

Net interest income	10,358	10,293	0.6

Dividend income	412	121	240.5
Share of profit or loss of entities accounted for using the equity method	265	614	(56.8)
Fee and commission income	4,024	4,060	(0.9)
Fee and commission expenses	(968)	(907)	6.7
Net gains (losses) on financial assets and liabilities	1,167	1,226	(4.8)
Net exchange differences	431	667	(35.4)
Other operating income	3,325	3,677	(9.6)
Other operating expenses	(3,872)	(3,952)	(2.0)
Administration costs	(6,925)	(7,238)	(4.3)
Personnel expenses	(4,023)	(4,210)	(4.4)
General and administrative expenses	(2,902)	(3,028)	(4.2)
Depreciation and amortization	(834)	(808)	3.2
Provisions (net)	(638)	(413)	54.5
Impairment losses on financial assets (net)	(3,218)	(4,456)	(27.8)
Impairment losses on other assets (net)	(152)	(274)	(44.5)
Gains (losses) on derecognized assets not classified as non-current assets held for sale	14	703	(98.0)
Negative goodwill	—	—	n.m. (1)
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(365)	(457)	(20.1)

Operating profit before tax	3,024	2,856	5.9

Income tax	(746)	(600)	24.3

Profit from continuing operations	2,278	2,256	1.0

Profit from discontinued operations (net)	—	1,400	n.m. (1)

Profit	2,278	3,656	(37.7)

Profit attributed to parent company	1,929	3,077	(37.3)
Profit attributed to non-controlling interests	348	580	(40.0)

(1)	Not meaningful.

Net interest income

Net interest income for the nine months ended September 30, 2014 amounted to €10,358 million, a 0.6% increase compared with the €10,293 million recorded for the nine months ended September 30, 2013, mainly as a result of the strong activity in emerging markets partially offset by the impact of the average exchange rate depreciation against the euro of the Venezuelan bolivar fuerte and the Argentine peso.

Dividend income

Dividend income for the nine months ended September 30, 2014 amounted to €412 million, a 240.5% increase compared with the €121 million recorded for the nine months ended September 30, 2013 as a result of the collection of dividend payments by the Telefónica group (which did not pay dividends during the nine months ended September 30, 2013) and CNCB, which was accounted for under the equity method until September 30, 2013.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method for the nine months ended September 30, 2014 amounted to €265 million, a 56.8% decrease compared with the €614 million recorded for the nine months ended September 30, 2013, mainly due to the reclassification of our interest in CNCB to “Available-for-sale financial assets” on October 2013 as a result of which CNCB ceased to be accounted for under this line item.

Fee and commission income

The breakdown of fee and commission income for the nine months ended September 30, 2014 and 2013 is as follows:

	For the Nine Months Ended September 30,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Commitment fees	143	141	1.4
Contingent risks	220	237	(7.2)
Letters of credit	30	36	(16.7)
Bank and other guarantees	189	200	(5.5)
Arising from exchange of foreign currencies and banknotes	13	17	(23.5)
Collection and payment services income	2,240	2,273	(1.5)
Bills receivables	57	50	14.0
Current accounts	234	265	(11.7)
Credit and debit cards	1,469	1,442	1.9
Checks	160	181	(11.6)
Transfers and others payment orders	240	246	(2.4)
Rest	80	90	(11.1)
Securities services income	876	852	2.8
Securities underwriting	62	60	3.3
Securities dealing	141	146	(3.4)
Custody securities	231	246	(6.1)
Investment and pension funds	347	304	14.1
Rest assets management	94	95	(1.1)
Counseling on and management of one-off transactions	10	12	(16.7)
Financial and similar counseling services	53	44	20.5
Factoring transactions	26	28	(7.1)
Non-banking financial products sales	85	85	0.0
Other fees and commissions	358	372	(3.8)

Fee and commission income	4,024	4,060	(0.9)

Fee and commission income decreased by 0.9% to €4,024 million for the nine months ended September 30, 2014 from €4,060 million for the nine months ended September 30, 2013. While fee and commission income was negatively affected by exchange rates fluctuations, such effect was significantly offset by the increased activity in certain emerging countries.

Fee and commission expenses

The breakdown of fee and commission expenses for the nine months ended September 30, 2014 and 2013 is as follows:

	For the Nine Months Ended September 30,		Change (In %)
	2014	2013
	(In Millions of Euros)
Brokerage fees on lending and deposit transactions	1	1	n.m. (1)
Fees and commissions assigned to third parties	732	655	11.8
Credit and debit cards	623	556	12.1
Transfers and others payment orders	45	36	25.0
Securities dealing	3	4	(25.0)
Other	60	59	1.7
Other fees and commissions	236	252	(6.3)

Fee and commission expenses	968	907	6.7

Fee and commission expenses increased by 6.7% to €968 million for the nine months ended September 30, 2014 from €907 million for the nine months ended September 30, 2013, mainly as a result of the impact of emerging countries where commission expenses have grown as a result of increased activity.

Net gains (losses) on financial assets and liabilities and exchange differences

	For the Nine Months Ended September 30,		Change
	2014	2013
	(In Millions of Euros)		(In %)
Financial assets held for trading	240	306	(21.6)
Other financial assets designated at fair value through profit or loss	21	46	(54.3)
Other financial instruments not designated at fair value through profit or loss	906	874	2.8
Available-for-sale financial assets	914	819	10.7
Loans and receivables	19	123	(84.6)
Rest	(26)	(68)	(61.8)

Net gains (losses) on financial assets and liabilities	1,167	1,226	(4.8)

Net gains (losses) on financial assets and liabilities decreased by 4.8% to €1,167 million for the nine months ended September 30, 2014 from €1,226 million for the nine months ended September 30, 2013, when we recorded high capital gains derived from the sale of some securities.

Net exchange differences decreased to €431 million for the nine months ended September 30, 2014 from €667 million for the nine months ended September 30, 2013, due primarily to the negative evolution of foreign currencies. See “-Factors Affecting the Comparability of our Results of Operations and Financial Condition-Trends in Exchange Rates”.

Other operating income and expenses

Other operating income amounted to €3,325 million for the nine months ended September 30, 2014 a 9.6% decrease compared with €3,677 million for the nine months ended September 30, 2013, due primarily to decreased income derived from non-financial services and insurance and reinsurance contracts.

Other operating expenses for the nine months ended September 30, 2014, amounted to €3,872 million, a 2.0% decrease compared with the €3,952 million recorded for the nine months ended September 30, 2013, mainly as a result of lower contributions to the deposit guarantee funds.

Administration costs

Administration costs comprise personnel expenses and general and administrative expenses and for the nine months ended September 30, 2014 were €6,925 million, a 4.3% decrease from the €7,238 million recorded for the nine months ended September 30, 2013, due primarily to the effect of exchange rates in Latin American currencies and the U.S. Dollar and a policy of cost optimization in developed countries.

The table below provides a breakdown of personnel expenses for the nine months ended September 30, 2014 and 2013.

	For the Nine Months Ended September 30,		Change
	2014	2013
	(In Millions of Euros)		(In %)
Wages and salaries	3,027	3,180	(4.8)
Social security costs	511	525	(2.7)
Transfers to internal pension provisions	49	62	(21.0)
Contributions to external pension funds	71	72	(1.4)
Other personnel expenses	364	371	(1.9)

Personnel expenses	4,023	4,210	(4.4)

Personnel expenses decreased from €4,210 million for the nine months ended September 30, 2013 to €4,023 million for the nine months ended September 30, 2014 as a result of the reduction in the number of employees.

The table below provides a breakdown of general and administrative expenses for the nine months ended September 30, 2014 and 2013:

	For the Nine Months Ended September 30,		Change
	2014	2013
	(In Millions of Euros)		(In %)
Technology and systems	418	590	(29.2)
Communications	202	214	(5.6)
Advertising	151	277	(45.5)
Property, fixtures and materials	665	675	(1.5)
Of which:
Rent expenses	343	354	(3.1)
Taxes other than income tax	296	313	(5.4)
Other expenses	1,171	957	22.4

General and administrative expenses	2,902	3,028	(4.1)

General and administrative expenses decreased from €3,028 million for the nine months ended September 30, 2013 to €2,902 million for the nine months ended September 30, 2014, mainly as a result of lower expenses in technology and systems.

Depreciation and amortization

Depreciation and amortization for the nine months ended September 30, 2014 amounted to €834 million a 3.2% increase compared with €808 million recorded for the nine months ended September 30, 2013, due primarily to the amortization of software.

Provisions (net)

Provisions (net) for the nine months ended September 30, 2014 was a loss of €638 million, a 54.5% increase compared with the €413 million loss recorded for the nine months ended September 30, 2013, mainly as a result of the costs related to the transformation processes undertaken by the Group.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) for the nine months ended September 30, 2014 amounted to €3,218 million, a 27.8% decrease compared with the €4,456 million loss recorded for the nine months ended September 30, 2013, due mainly to decreased impaired assets as a result of lower additions to non-performing assets and higher recoveries in Spain.

Impairment losses on other assets (net)

Impairment losses on other assets (net) for the nine months ended September 30, 2014 amounted to €152 million, a 44.5% decrease compared with the €274 million recorded for the nine months ended September 30, 2013 as a result of the lower deterioration of the value of our real estate inventories.

Gains (losses) on derecognized assets not classified as non-current assets held for sale

Gains (losses) on derecognized assets not classified as non-current assets held for sale for the nine months ended September 30, 2014 amounted to a gain of €14 million, compared with a €703 million gain for the nine months ended September 30, 2013 when we recorded the capital gain generated by the VIF (Value of In-Force) monetization transaction entered into by BBVA Seguros and Scor Global Life Reinsurance Ireland plc. (“SCOR”), pursuant to which SCOR assumed a quota share of 90% of the majority of BBVA Seguros’ single premium and regular premium business in Spain (consisting mainly of life risk insurance policies).

Gains (losses) in non-current assets held for sale not classified as discontinued operations

Losses in non-current assets held for sale not classified as discontinued operations for the nine months ended September 30, 2014, amounted to €365 million, a 20.1% decrease compared with €457 million for the nine months ended September 30, 2013. This change was primarily as a result of the lower provisions made in connection with real estate foreclosed assets in Spain.

Operating profit before tax

As a result of the foregoing, operating profit before tax for the nine months ended September 30, 2014 was €3,024 million, a 5.9% increase from the €2,856 million recorded for the nine months ended September 30, 2013.

Income tax

Income tax for the nine months ended September 30, 2014 amounted to €746 million, a 24.3% increase from the €600 million recorded for the nine months ended September 30, 2013 as a result of a higher operating profit before tax.

Profit from continuing operations

As a result of the foregoing, profit from continuing operations for the nine months ended September 30, 2014 was €2,278 million, a 1.0% increase from the €2,256 million recorded for the nine months ended September 30, 2013.

Profit from discontinued operations (net)

Profit from discontinued operations for the nine months ended September 30, 2014 was zero, compared with €1,400 million for the nine months ended September 30, 2013 as a result of the income from the pension business in Latin America (including capital gains from the sale of Afore Bancomer in Mexico and the pension fund managers in Colombia and Peru), which was sold in 2013.

Profit

As a result of the foregoing, profit for the nine months ended September 30, 2014 was €2,278 million, a 37.7% decrease from the €3,656 million recorded for the nine months ended September 30, 2013.

Profit attributed to parent company

Profit attributed to parent company for the nine months ended September 30, 2014 was €1,929 million, a 37.3% decrease from the €3,077 million recorded for the nine months ended September 30, 2013.

Profit attributed to non-controlling interests

Profit attributed to non-controlling interests for the nine months ended September 30, 2014 was €348 million, a 40.0% decrease from the €580 million recorded for the nine months ended September 30, 2013, mainly as a result of lower profits from our subsidiaries in South America.

B. Key Indicators

The information set forth in this section has been prepared in accordance with our management criteria, which includes 25.01% of the assets, liabilities and income statement of Garanti.

Return on equity was 5.6% for the nine months ended September 30, 2014, compared with 5.0% for the year ended December 31, 2013 and 9.2% for the nine months ended September 30, 2013.

The cost/income ratio was 51.6% for the nine months ended September 30, 2014, compared with 52.3% for the year ended December 31, 2013 and 51.9% for the nine months ended September 30, 2013.

As of September 30, 2014 lending to customers (net) amounted to €346,103 million, compared with €334,744 million as of December 31, 2013 and €341,533 million as of September 30, 2013. The increase in lending to customers in the nine months ended September 30, 2014 was mainly as a result of stronger lending activity mainly in Mexico, United States and South America, partially offset by lower lending activity in Spain.

As of September 30, 2014 lending to domestic customers amounted to €162,301 million, compared with €167,670 million as of December 31, 2013 and €176,388 million as of September 30, 2013. Lending to non-domestic customers as of September 30, 2014 amounted to €174,800 million, compared with €156,615 million as of December 31, 2013 and €154,489 million as of September 30, 2013.

Non-performing loans amounted to €23,983 million as of September 30, 2014, compared with €25,826 million as of December 31, 2013 and €26,109 million as of September 30, 2013. The non-performing assets ratio was 6.1% as of September 30, 2014, compared with 6.8% as of December 31, 2013 and 6.7% as of September 30, 2013. The non-performing assets coverage ratio was 63% as of September 30, 2014, compared with 60% as of December 31, 2013 and September 30, 2013.

As of September 30, 2014 total customer funds amounted to €444,240 million compared with €409,389 million as of December 31, 2013 and €398,817 million as of September 30, 2013.

As of September 30, 2014 deposits from customers were €329,610 million compared with €310,176 million as of December 31, 2013 and €303,656 million as of September 30, 2013. Growth of customer deposits was mainly related to the growth of the retail segment in all the regions where we operate.

Customer funds off-balance sheet amounted to €114,630 million as of September 30, 2014 compared with €99,213 million as of December 31, 2013 and €95,161 million as of September, 2013.

C. Capital

Based on the framework of Basel III, we estimate that as of September 30, 2014 our consolidated Tier I risk-based capital ratio was 11.7% and our consolidated total risk-based capital ratio (consisting of both Tier I capital and Tier II capital) was 14.9%.

D. Results of Operations by Operating Segment for the Nine Months Ended September 30, 2014 and 2013

The reporting structure of the BBVA Group’s operating segments is as follows:

•	Banking activity in Spain, which includes: the Spanish retail network (which includes the segments of individual customers, private banking and small businesses); Corporate and Business Banking (CBB), which handles small and medium sized enterprises, corporations and the public sector in Spain; Corporate & Investment Banking (CIB), which includes business with large corporations and multinational groups and the trading floor and distribution business in Spain; and other units, including the insurance business in Spain (BBVA Seguros) and the Asset Management unit (management of mutual and pension funds in Spain). In addition, it includes certain portfolios, finance and structural euro balance sheet positions.

•	Real-estate activity in Spain, which provides specialized and structured management of the real-estate assets accumulated by the Group as a result of the economic crisis in Spain. It includes mainly lending to real-estate developers and foreclosed real-estate assets.

•	Eurasia, which includes the business carried out in the rest of Europe and Asia, i.e., the retail and wholesale businesses of the Group in such geographic areas. It also includes BBVA’s stakes in the Turkish bank Garanti and the Chinese banks CNCB and CIFH.

•	Mexico, which includes our banking and insurance businesses in Mexico. The banking business includes retail business, through our Commercial Banking, Consumer Finance and Corporate and Institutional Banking units, and wholesale banking, through Corporate & Investment Banking (CIB). In the nine months ended September 30, 2013 this segment also included our Mexican pension business.

•	The United States, which encompasses the Group’s businesses in the United States.

•	South America, which includes the banking and insurance businesses that BBVA carries out in the region. In the nine months ended September 30, 2013 this segment also included our pension business in the region.

In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including: costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the Group’s overall capital position; proprietary portfolios such as industrial holdings and their corresponding results; certain tax assets and liabilities; provisions related to commitments with pensioners; and goodwill and other intangibles.

The information contained in this section is presented under management criteria.

The tables set forth below reconcile the income statement of our operating segments presented in this section to the consolidated income statement of the Group. The “Adjustments” column reflects the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria, which are the following:

•	The treatment of Garanti: Under management criteria, 25.01% of the assets, liabilities and income statement of Garanti are included in every line of the balance sheet and income statement, respectively, while for purposes of the Group financial statements the participation in Garanti is accounted under “Share of profit or loss of entities accounted for using the equity method”.

•	The creation of a line in the income statement called “Profit from corporate operations” which is in place of “Profit from discontinued operations” includes the following with respect to the nine months ended September 30, 2013:

•	The gains from the transaction entered into by BBVA Seguros and SCOR, pursuant to which SCOR assumed a quota share of 90% of the majority of BBVA Seguros’ single premium and regular premium business in Spain in the Banking Activity in Spain operating segment.

•	The earnings from the sale of the pension businesses in Mexico, Colombia and Peru and also the earnings of these businesses until their sale, the results of the pension business in Chile until September 30, 2013 (this business was sold after that date), the profit or loss of the stake in CNCB using the equity method until September 30, 2013 (excluding dividends) and the tax impact of corporate operations in the Corporate Center.

	For the Nine Months Ended September 30, 2014
	Banking activity in Spain	Real-estate activity in Spain	Eurasia	Mexico	United States	South America	Corporate center	Total	Adjustments	Group Income
	(In Millions of Euros)
Net interest income	2,835	(28)	655	3,587	1,054	3,264	(500)	10,868	(510)	10,358

Net fees and commissions	1,087	3	283	862	404	630	(72)	3,198	(142)	3,056
Net gains (losses) on financial assets and liabilities and net exchange differences	793	49	143	164	107	379	(14)	1,621	(23)	1,598
Other operating income and expenses (*)	165	(113)	207	168	3	(556)	32	(95)	225	130
Administration costs	(2,058)	(102)	(507)	(1,636)	(967)	(1,515)	(401)	(7,185)	260	(6,925)
Depreciation and amortization	(79)	(18)	(34)	(135)	(131)	(116)	(346)	(860)	26	(834)
Impairment losses on financial assets (net)	(1,245)	(223)	(157)	(1,147)	(53)	(505)	11	(3,318)	100	(3,218)
Provisions (net) and other gains (losses)	(314)	(448)	(4)	(85)	(21)	(105)	(165)	(1,143)	2	(1,141)

Operating profit/ (loss) before tax	1,184	(881)	588	1,777	397	1,476	(1,455)	3,085	(61)	3,024

Income tax	(346)	285	(116)	(428)	(95)	(377)	268	(808)	62	(746)

Profit from continuing operations	839	(596)	471	1,349	302	1,099	(1,187)	2,278	—	2,278

Profit from discontinued operations/ Profit from corporate operations (net) (**)	—	—	—	—	—	—	—	—	—	—

Profit	839	(596)	471	1,349	302	1,099	(1,187)	2,278	—	2,278

Profit attributed to non-controlling interests	(3)	(3)	—	—	—	(344)	2	(348)	—	(348)

Profit attributed to parent company	836	(598)	471	1,349	302	755	(1,185)	1,929	—	1,929

(*)	Includes share of profit or loss of entities accounted for using the equity method.
(**)	For Group income this line represents “Profit from discontinued operations” and for operating segments it represents “Profit from corporate operations”.

	For the Nine Months Ended September 30, 2013
	Banking activity in Spain	Real-estate activity in Spain	Eurasia	Mexico	United States	South America	Corporate center	Total	Adjustments	Group Income
	(In Millions of Euros)
Net interest income	2,920	28	701	3,344	1,052	3,309	(502)	10,853	(560)	10,293

Net fees and commissions	1,030	8	302	882	383	690	(3)	3,292	(139)	3,153
Net gains (losses) on financial assets and liabilities and net exchange differences	630	38	176	128	121	505	321	1,918	(25)	1,893
Other operating income and expenses (*)	156	(87)	182	242	6	(509)	21	12	448	460
Administration costs	(2,194)	(92)	(514)	(1,627)	(929)	(1,616)	(539)	(7,511)	273	(7,238)
Depreciation and amortization	(84)	(17)	(39)	(121)	(135)	(122)	(321)	(838)	30	(808)
Impairment losses on financial assets (net)	(2,161)	(510)	(238)	(1,105)	(64)	(484)	(4)	(4,566)	110	(4,456)
Provisions (net) and other gains (losses)	(198)	(677)	(33)	(46)	3	(89)	(53)	(1,092)	651	(441)

Operating profit/ (loss) before tax	100	(1,308)	538	1,696	438	1,685	(1,079)	2,069	787	2,856

Income tax	(29)	467	(121)	(408)	(122)	(398)	132	(480)	(120)	(600)

Profit from continuing operations	71	(841)	417	1,288	315	1,287	(947)	1,589	667	2,256

Profit from discontinued operations/ Profit from corporate operations (net) (**)	440	—	—	—	—	—	1,629	2,069	(669)	1,400

Profit	511	(841)	417	1,288	315	1,287	681	3,657	—	3,657

Profit attributed to non-controlling interests	(19)	(2)	—	—	—	(419)	(139)	(580)	—	(580)

Profit attributed to parent company	491	(844)	417	1,287	315	868	542	3,077	—	3,077

(*)	Includes share of profit or loss of entities accounted for using the equity method.
(**)	For Group income this line represents “Profit from discontinued operations” and for operating segments it represents “Profit from corporate operations”.

BANKING ACTIVITY IN SPAIN

	For the Nine Months Ended September 30,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Net interest income	2,835	2,920	(2.9)

Net fees and commissions	1,087	1,030	5.5
Net gains (losses) on financial assets and liabilities and net exchange differences	793	630	26.0
Other operating income and expenses (net)	165	156	5.5
Administration costs	(2,058)	(2,194)	(6.2)
Depreciation and amortization	(79)	(84)	(6.2)
Impairment losses on financial assets (net)	(1,245)	(2,161)	(42.4)
Provisions (net) and other gains (losses)	(314)	(198)	58.7

Operating profit/ (loss) before tax	1,184	100	n.m. (1)

Income tax	(346)	(29)	n.m. (1)

Profit from continuing operations	839	71	n.m. (1)

Profit from corporate operations	—	440	n.m. (1)

Profit	839	511	64.2

Profit attributed to non-controlling interests	(3)	(19)	(86.3)

Profit attributed to parent company	836	491	70.2

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the nine months ended September 30, 2014 amounted to €2,835 million, a 2.9% decrease compared with the €2,920 million recorded for the nine months ended September 30, 2013. This decrease was mainly due to the impact during the nine months ended September 30, 2014 of the elimination of “floor clauses” (clauses limiting the interest rate floors in mortgage loans granted to consumers) in residential mortgage loans (during the nine months ended September 30, 2013 the impact was lower because the clauses were removed beginning on May 9, 2013), which more than offset the moderate improvement of net interest income in the prevailing low interest rates environment.

Net fees and commissions

Net fees and commissions of this operating segment for the nine months ended September 30, 2014 amounted to €1,087 million, a 5.5% increase compared with the €1,030 million recorded for the nine months ended September 30, 2013, mainly as a result of the increase in fees and commissions charged by mutual and pension funds, as well as fees and commissions relating to assurance operations and placement of securities.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains on financial assets and liabilities and net exchange differences of this operating segment for the nine months ended September 30, 2014 amounted to €793 million, a 26.0% increase compared with the €630 million recorded for the nine months ended September 30, 2013 as a result of gains on the sale of available-for-sale securities including sovereign bonds managed by ALCO, which were positively affected by the improved market perception on sovereign debt as a result of the lower sovereign risk premiums paid in recent issuances.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the nine months ended September 30, 2014 amounted to a €165 million gain, a 5.5% increase compared with the €156 million gain recorded for the nine months ended September 30, 2013, mainly as a result of the increase in dividends received in market transactions and a higher contribution from the insurance activity.

Administration costs

Administration costs of this operating segment for the nine months ended September 30, 2014 were €2,058 million, a 6.2% decrease from the €2,194 million recorded for the nine months ended September 30, 2013 primarily due to a decrease in the number of employees.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the nine months ended September 30, 2014 totaled €1,245 million, a 42.4% decrease compared with the €2,161 million recorded for the nine months ended September 30, 2013, due to the decrease in non-performing loans and the fact that the collateral value of the loans in this portfolio deteriorated more in 2013 than in 2014. This operating segment’s non-performing assets ratio was 6.2%, as of September 30, 2014 and 2013 and 6.4% as of December 31, 2013.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for the nine months ended September 30, 2014 was a loss of €314 million, compared with a loss of €198 million recorded in the nine months ended September 30, 2013. This change was mainly as a result of higher provisions for early retirements.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the nine months ended September 30, 2014 was €1,184 million, compared with the €100 million recorded in the nine months ended September 30, 2013.

Income tax

Income tax of this operating segment for the nine months ended September 30, 2014 was a €346 million expense compared to an expense of €29 million recorded in the nine months ended September 30, 2013 primarily as result of the increase in operating profit before tax.

Profit from continuing operations

As a result of the foregoing, the profit from continuing operations of this operating segment for the nine months ended September 30, 2014 was €839 million, compared with the €71 million recorded in the nine months ended September 30, 2013.

Profit from corporate operations (net)

Profit from corporate operations (net) of this operating segment for the nine months ended September 30, 2014 was nil, compared with the €440 million recorded in the nine months ended September 30, 2013, due to the capital gains generated by the VIF (Value of In-Force) monetization transaction entered into by BBVA Seguros and SCOR in 2013.

Profit attributed to parent company

As a result of the foregoing, profit attributed to parent company of this operating segment for the nine months ended September 30, 2014 was €836 million, compared with a gain of €491 million recorded in the nine months ended September 30, 2013.

REAL-ESTATE ACTIVITY IN SPAIN

	For the Nine Months Ended September 30,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Net interest income	(28)	28	n.m. (1)

Net fees and commissions	3	8	(62.4)
Net gains (losses) on financial assets and liabilities and net exchange differences	49	38	27.7
Other operating income and expenses (net)	(113)	(87)	30.3
Administration costs	(102)	(92)	10.6
Depreciation and amortization	(18)	(17)	8.0
Impairment losses on financial assets (net)	(223)	(510)	(56.3)
Provisions (net) and other gains (losses)	(448)	(677)	(33.8)

Operating profit/ (loss) before tax	(881)	(1,308)	(32.6)

Income tax	285	467	(38.9)

Profit from continuing operations	(596)	(841)	(29.2)

Profit from corporate operations	—	—	n.m. (1)

Profit	(596)	(841)	(29.2)

Profit attributed to non-controlling interests	(3)	(2)	5.1

Profit (loss) attributed to parent company	(598)	(844)	(29.1)

(1)	Not meaningful.

During the nine months ended September 30, 2014 this operating segment showed a reduction of exposure to developer risk and an increase in the level of property sales. Consequently, the losses for this segment were lower in the nine months ended September 30, 2014 than in the nine months ended September 30, 2013, as a result of a lesser impact of provisions for real-estate assets.

Net interest income

Net interest income of this operating segment for the nine months ended September 30, 2014 was a loss of €28 million, compared with the €28 million gain recorded for the nine months ended September 30, 2013.

Net fees and commissions

Net fees and commissions of this operating segment for the nine months ended September 30, 2014 amounted to €3 million compared with the €8 million recorded for the nine months ended September 30, 2013.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains on financial assets and liabilities and net exchange differences of this operating segment for the nine months ended September 30, 2014 amounted to €49 million compared with the €38 million recorded for the nine months ended September 30, 2013.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the nine months ended September 30, 2014 was a loss of €113 million compared with a loss of €87 million recorded for the nine months ended September 30, 2013.

Administration costs

Administration costs of this operating segment for the nine months ended September 30, 2014 amounted to €102 million, a 10.6% increase compared with the €92 million recorded for the nine months ended September 30, 2013 as a result of the increase in general and administrative expenses and due to taxes other than income tax.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the nine months ended September 30, 2014 was €223 million, a 56.3% decrease compared with the €510 million loss recorded for the nine months ended September 30, 2013, mainly as a result of lower deterioration in real-estate assets.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this operating segment for the nine months ended September 30, 2014 was a loss of €448 million, a 33.8% decrease compared with the €677 million recorded for the nine months ended September 30, 2013 as a result of the fact that property appraisals and the collateral of loans in this portfolio deteriorated more in the nine months ended September 30, 2013 than in the nine months ended September 30, 2014.

Operating profit / (loss) before tax

As a result of the foregoing, operating loss before tax of this operating segment for the nine months ended September 30, 2014 was a loss of €881 million compared with the €1,308 million loss recorded for the nine months ended September 30, 2013.

Income tax

Income tax of this operating segment for the nine months ended September 30, 2014 was a benefit of €285 million compared with the €467 million recorded in the nine months ended September 30, 2013.

Profit (loss) attributed to parent company

As a result of the foregoing, loss attributed to parent company of this operating segment for the nine months ended September 30, 2014 was €598 million, compared with the €844 million loss recorded in the nine months ended September 30, 2013.

EURASIA

	For the Nine Months Ended September 30,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Net interest income	655	701	(6.5)

Net fees and commissions	283	302	(6.0)
Net gains (losses) on financial assets and liabilities and net exchange differences	143	176	(18.6)
Other operating income and expenses (net)	207	182	13.9
Administration costs	(507)	(514)	(1.3)
Depreciation and amortization	(34)	(39)	(13.3)
Impairment losses on financial assets (net)	(157)	(238)	(33.9)
Provisions (net) and other gains (losses)	(4)	(33)	(88.4)

Operating profit/ (loss) before tax	588	538	9.3

Income tax	(116)	(121)	(3.7)

Profit from continuing operations	471	417	13.1

Profit from corporate operations	—	—	n.m. (1)

Profit	471	417	13.1

Profit attributed to non-controlling interests	—	—	n.m. (1)

Profit attributed to parent company	471	417	13.1

(1)	Not meaningful.

During the nine months ended September 30, 2014, the Turkish lira depreciated against the Euro in average terms, resulting in a negative exchange rate effect on our income statement for the nine months ended September 30, 2014. See “Factors Affecting the Comparability of our Results of Operations and Financial Condition — Trends in Exchange Rates.”

Net interest income

Net interest income of this operating segment for the nine months ended September 30, 2014 amounted to €655 million, a 6.5% decrease compared with the €701 million recorded for the nine months ended September 30, 2013 as a result of the depreciation of the Turkish lira. Without this impact, there would have an increase of net interest income as a result of lower cost of funding.

Net fees and commissions

Net fees and commissions of this operating segment for the nine months ended September 30, 2014 amounted to €283 million, a 6.0% decrease compared with the €302 million recorded for the nine months ended September 30, 2013 as a result of the depreciation of the Turkish lira. At constant exchange rates, fees and commissions would have increased slightly year-on-year.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains on financial assets and liabilities and net exchange differences of this operating segment for the nine months ended September 30, 2014 amounted to €143 million, a 18.6% decrease compared with the €176 million recorded for the nine months ended September 30, 2013 as a result mainly of the lower contribution from trading income and the year-on-year decrease in portfolio sales transactions by Garanti.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the nine months ended September 30, 2014 amounted to a €207 million gain, a 13.9% increase compared with the €182 million gain recorded for the nine months ended September 30, 2013 as a result of higher income from our interest in CIFH and the reclassification of CNCB in October 2013 to “Financial assets held for sale”, as a result of which dividend payments are accounted for as income from equity instruments.

Administration costs

Administration costs of this operating segment for the nine months ended September 30, 2014 were €507 million, a 1.3% decrease over the €514 million recorded for the nine months ended September 30, 2013 as a result of the devaluation of the Turkish lira. At constant exchange rates, administration costs would have increased by 7.4% as a result of an increase in the structure of Garanti throughout 2013 which resulted in higher administration costs in 2014.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the nine months ended September 30, 2014 was €157 million, a 33.9% decrease compared with the €238 million recorded for the nine months ended September 30, 2013 as a result of lower impairments in the wholesale segment. The decrease in impairment losses on financial assets (net) was also supported by a more moderate rate of increase in lending compared to the first nine months of 2013 in particular in the consumer finance portfolio. This operating segment’s non-performing assets ratio was 3.4% as of September 30, 2014 and December 31, 2013. As of September 30, 2013 the non-performing assets ratio was 2.9%.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this operating segment for the nine months ended September 30, 2014 was a loss of €4 million, compared with the €33 million loss recorded in the nine months ended September 30, 2013 as a result of lower provisions for contingencies.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the nine months ended September 30, 2014 was €588 million, a 9.3% increase from the €538 million recorded in the nine months ended September 30, 2013.

Income tax

Income tax of this operating segment for the nine months ended September 30, 2014 was €116 million, compared with €121 million recorded in the nine months ended September 30, 2013 as a result of a higher proportion of income with a lower tax rate.

Profit (loss) attributed to parent company

As a result of the foregoing, profit attributed to parent company of this operating segment for the nine months ended September 30, 2014 was €471 million, a 13.1% increase from the €417 million recorded in the nine months ended September 30, 2013.

MEXICO

	For the Nine Months Ended September 30,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Net interest income	3,587	3,344	7.3

Net fees and commissions	862	882	(2.3)
Net gains (losses) on financial assets and liabilities and net exchange differences	164	128	27.9
Other operating income and expenses	168	242	(30.6)
Administration costs	(1,636)	(1,627)	0.6
Depreciation and amortization	(135)	(121)	11.8
Impairment losses on financial assets (net)	(1,147)	(1,105)	3.8
Provisions (net) and other gains (losses)	(85)	(46)	84.1

Operating profit/ (loss) before tax	1,777	1,696	4.8

Income tax	(428)	(408)	4.8

Profit from continuing operations	1,349	1,288	4.8

Profit from corporate operations	—	—	n.m.	(1)

Profit	1,349	1,288	4.8

Profit attributed to non-controlling interests	—	—	n.m.	(1)

Profit attributed to parent company	1,349	1,287	4.8

(1)	Not meaningful.

As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition — Trends in Exchange Rates.” in the nine months ended September 30, 2014 the Mexican peso depreciated against the euro in average terms, resulting in a negative exchange rate effect on our income statement for the nine months ended September 30, 2014.

Net interest income

Net interest income of this operating segment for the nine months ended September 30, 2014 amounted to €3,587 million, a 7.3% increase compared with the €3,344 million recorded for the nine months ended September 30, 2013 as a result of increased activity volume while customer spreads remained stable year-on-year.

Net fees and commissions

Net fees and commissions of this operating segment for the nine months ended September 30, 2014 amounted to €862 million, a 2.3% decrease compared with the €882 million recorded for the nine months ended September 30, 2013, due to decreased activity in cards (as a result of the termination of certain agreements with retail companies).

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains on financial assets and liabilities and net exchange differences of this operating segment for the nine months ended September 30, 2014 amounted to €164 million, a 27.9% increase compared with the €128 million recorded for the nine months ended September 30, 2013 as a result of increased trading transactions, portfolio sales and exchange rate transactions.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the nine months ended September 30, 2014 amounted to €168 million, a 30.6% decrease compared with the €242 million recorded for the nine months ended September 30, 2013, mainly as a result of increased claims on insurance activity caused by natural disasters like hurricanes, which was partially offset by the increase in insurance premiums during the nine months ended September 30, 2014.

Administration costs

Administration costs of this operating segment for the nine months ended September 30, 2014 amounted to €1,636 million, a 0.6% increase from the €1,627 million recorded for the nine months ended September 30, 2013, mainly as a result of the implementation of expansion projects and branches improvement.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the nine months ended September 30, 2014 was €1,147 million, a 3.8% increase compared with the €1,105 million recorded for the nine months ended September 30, 2013 as a result of the increased activity. The operating segment’s non-performing assets ratio decreased to 3.2% as of September 30, 2014 from 3.6% as of December 31, 2013. As of September 30, 2013 the non-performing assets ratio was 4.1%.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the nine months ended September 30, 2014 was €1,777 million, a 4.8% increase from the €1,696 million recorded for the nine months ended September 30, 2013.

Income tax

Income tax of this operating segment for the nine months ended September 30, 2014 was €428 million, a 4.8% increase from the €408 million recorded for the nine months ended September 30, 2013.

Profit attributed to parent company

As a result of the foregoing, profit attributed to parent company of this operating segment for the nine months ended September 30, 2014 was €1,349 million, a 4.8% increase from the €1,287 million recorded for the nine months ended September 30, 2013.

SOUTH AMERICA

	For the Nine Months Ended September 30,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Net interest income	3,264	3,309	(1.4)

Net fees and commissions	630	690	(8.7)
Net gains (losses) on financial assets and liabilities and net exchange differences	379	505	(25.0)
Other operating income and expenses (net)	(556)	(509)	9.3
Administration costs	(1,515)	(1,616)	(6.3)
Depreciation and amortization	(116)	(122)	(4.6)
Impairment losses on financial assets (net)	(505)	(484)	4.4
Provisions (net) and other gains (losses)	(105)	(89)	18.3

Operating profit/ (loss) before tax	1,476	1,685	(12.4)

Income tax	(377)	(398)	(5.5)

Profit from continuing operations	1,099	1,287	(14.6)

Profit from corporate operations	—	—	n.m. (1)

Profit	1,099	1,287	(14.6)

Profit attributed to non-controlling interests	(344)	(419)	(17.9)

Profit attributed to parent company	755	868	(12.9)

(1)	Not meaningful.

As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition — Trends in Exchange Rates.” the average exchange rates against the euro of the currencies of the countries in which we operate in South America, decreased in the nine months ended September 30, 2014 resulting in a negative impact on the results of operations of the South America operating segment expressed in euro.

Net interest income

Net interest income of this operating segment for the nine months ended September 30, 2014 amounted to €3,264 million, a 1.4% decrease compared with the €3,309 million recorded for the nine months ended September 30, 2013, mainly as a result of the adverse exchange rate impact and, to a lesser extent, hyperinflation in Venezuela. At constant exchange rates, net interest income would have increased by 37.0% mainly as a result of increased activity.

Net fees and commissions

Net fees and commissions of this operating segment for the nine months ended September 30, 2014 amounted to €630 million, a 8.7% decrease compared with the €690 million recorded for the nine months ended September 30, 2013 as a result of the year-on-year average depreciation of South American currencies against the euro. At constant exchange rates, net fees and commissions would have increased by 24.5% as a result of their growth in Venezuela, Peru and Argentina, which more than offset their period-on-period decrease in Chile.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains on financial assets and liabilities and exchange differences of this operating segment for the nine months ended September 30, 2014 amounted to €379 million, a 25.0% decrease compared with the €505 million recorded for the nine months ended September 30, 2013 as a result of the period-on-period depreciation of South American currencies against the euro. At constant exchange rates of South American currencies, net gains (losses) on financial assets and liabilities and net exchange differences would have increased by 7.3% as a result of the capital gains originated by the U.S. dollar positions maintained at Banco Provincial in Venezuela and Banco Francés in Argentina.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the nine months ended September 30, 2014 was a loss of €556 million, a 9.3% increase compared with the €509 million loss recorded for the nine months ended September 30, 2013 as a result of higher contributions to the deposit guarantee funds as a result of the increased volume of deposits in several countries and, to a lesser extent, the negative effect of the adjustment for hyperinflation in Venezuela (which was partially offset by the effect of the depreciation of the Venezuelan bolivar fuerte).

Administration costs

Administration costs of this operating segment in the nine months ended September 30, 2014 were €1,515 million, a 6.3% decrease from the €1,616 million recorded in the nine months ended September 30, 2013 as a result of the year-on-year depreciation of South American currencies against the euro and the effect of the hyperinflation of Venezuela. At constant exchange rates, administration costs would have increased by 24.8% as a result of expansion plans and technological transformation being implemented in the region and inflation in some countries of the region.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the nine months ended September 30, 2014 was €505 million, a 4.4% increase compared with the €484 million recorded for the nine months ended September 30, 2013, mainly as a result of activity growth partially offset by the period-on-period depreciation of South American currencies against the euro. At constant exchange rates, impairment losses on financial assets would have increased by 31.3% in line with volume growth. The operating segment’s non-performing assets ratio was 2.1% as of September 30, 2014 and as of December 31, 2013. As of September 30, 2013 the non-performing assets ratio was 2.2%.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment in the nine months ended September 30, 2014 amounted to €1,476 million, 12.4% decrease compared with the €1,685 million recorded in the nine months ended September 30, 2013.

Income tax

Income tax of this operating segment in the nine months ended September 30, 2014 was €377 million, a 5.5% decrease from the €398 million recorded in the nine months ended September 30, 2013.

Profit

Profit of this operating segment for the nine months ended September 30, 2014 was €1,099 million, a 14.6% decrease from the €1,287 million recorded for the nine months ended September 30, 2013.

Profit attributed to non-controlling interests

Profit attributed to non-controlling interests of this operating segment for the nine months ended September 30, 2014 was €344 million, a 17.9% decrease from the €419 million recorded for the nine months ended September 30, 2013.

Profit attributed to parent company

Profit attributed to parent company of this operating segment in the nine months ended September 30, 2014 was €755 million, a 12.9% decrease from the €868 million recorded in the nine months ended September 30, 2013.

UNITED STATES

	For the Nine Months Ended September 30,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Net interest income	1,054	1,052	0.2

Net fees and commissions	404	383	5.4
Net gains (losses) on financial assets and liabilities and net exchange differences	107	121	(11.3)
Other operating income and expenses (net)	(1)	6	n.m. (1)
Administration costs	(963)	(929)	3.6
Depreciation and amortization	(131)	(135)	(2.3)
Impairment losses on financial assets (net)	(53)	(64)	(17.0)
Provisions (net) and other gains (losses)	(21)	3	n.m. (1)

Operating profit/ (loss) before tax	397	438	(9.3)

Income tax	(95)	(122)	(22.1)

Profit from continuing operations	302	315	(4.4)

Profit from corporate operations	—	—	n.m. (1)

Profit	302	315	(4.4)

Profit attributed to non-controlling interests	—	—	n.m. (1)

Profit attributed to parent company	302	315	(4.4)

(1)	Not meaningful.

In the nine months ended September 30, 2014 the U.S. dollar depreciated against the Euro in average terms, resulting in a negative exchange rate effect on our income statement. See “Factors Affecting the Comparability of our Results of Operations and Financial Condition — Trends in Exchange Rates.”

Net interest income

Net interest income of this operating segment for the nine months ended September 30, 2014 amounted to €1,054 million, a 0.2% increase compared with the €1,052 million recorded for the nine months ended September 30, 2013 as a result of the increased activity, which offset narrowing customer spreads.

Net fees and commissions

Net fees and commissions of this operating segment for the nine months ended September 30, 2014 amounted to €404 million, a 5.4% increase compared with the €383 million recorded for the nine months ended September 30, 2013 as a result of the positive trend of commissions from trading operations, credit cards and insurance.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the nine months ended September 30, 2014 amounted to €107 million, an 11.3% decrease compared with the €121 million recorded for the nine months ended September 30, 2013 when the repurchase of subordinated debt generated capital gains.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the nine months ended September 30, 2014 was a loss of €1 million compared with the gain of €6 million recorded for the nine months ended September 30, 2013.

Administration costs

Administration costs of this operating segment in the nine months ended September 30, 2014 were €963 million, a 3.6% increase from the €929 million recorded in the nine months ended September 30, 2013, mainly as a result of the purchase of Simple in 2014 and the implementation of different advertising campaigns and plans to remodel the branch network.

Depreciation and amortization

Depreciation and amortization of this operating segment for the nine months ended September 30, 2013 was €131 million, a 2.3% decrease from €135 million in the nine months ended September 30, 2013.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the nine months ended September 30, 2014 was €53 million, a 17.0% decrease compared with the €64 million recorded for the nine months ended September 30, 2013, mainly as a result of the decrease in non-performing assets. The non-performing assets ratio of this operating segment as of September 30, 2014 decreased to 0.9% from 1.2% as of December 31, 2013. As of September 30, 2013 the non-performing assets ratio was 1.5%.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for the nine months ended September 30, 2014 was a loss of €21 million compared with the €3 million gain recorded for the nine months ended September 30, 2013, mainly due to greater provisions for non-performing contingent risks.

Operating profit / (loss) before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the nine months ended September 30, 2014 was €397 million, a 9.3% decrease from the €438 million recorded in the nine months ended September 30, 2013.

Income tax

Income tax of this operating segment for the nine months ended September 30, 2014 was €95 million, a 22.1% decrease from the €122 million recorded in the nine months ended September 30, 2013 as a result of the lower operating profit before tax.

Profit attributed to parent company

Profit attributed to parent company of this operating segment for the nine months ended September 30, 2014 was €302 million, a 4.4% decrease from the €315 million recorded in the nine months ended September 30, 2013.

CORPORATE CENTER

	For the Nine Months Ended September 30,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Net interest income	(500)	(502)	(0.3)

Net fees and commissions	(72)	(3)	n.m.	(1)
Net gains (losses) on financial assets and liabilities and net exchange differences	(14)	321	n.m.	(1)
Other operating income and expenses	36	21	67.7
Administration costs	(405)	(539)	(24.9)
Depreciation and amortization	(346)	(321)	8.0
Impairment losses on financial assets (net)	11	(4)	n.m.	(1)
Provisions (net) and other gains (losses)	(165)	(53)	213.3

Operating profit/ (loss) before tax	(1,455)	(1,079)	34.8

Income tax	268	132	103.1

Profit / (loss) from continuing operations	(1,187)	(947)	25.3

Profit from corporate operations	—	1,629	n.m	(1)

Profit / (loss)	(1,187)	681	n.m.	(1)

Profit attributed to non-controlling interests	2	(139)	n.m.	(1)

Profit / (loss) attributed to parent company	(1,185)	542	n.m.	(1)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the nine months ended September 30, 2014 was a loss of €500 million, a 0.3% decrease compared with the €502 million loss recorded for the nine months ended September 30, 2013.

Net fees and commissions

Net fees and commissions of this operating segment for the nine months ended September 30, 2014 was a loss of €72 million, compared with the €3 million loss recorded for the nine months ended September 30, 2013, mainly as a result of changes in the scope of the consolidated entities.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the nine months ended September 30, 2014 was a loss of €14 million, compared with the €321 million gain recorded for the nine months ended September 30, 2013, when certain portfolios from Unnim were sold. The lower contribution from investments in associate and joint ventures entities also contributed to the period-on-period decrease.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the nine months ended September 30, 2014 amounted to a €32 million gain, a 49.1% increase compared with the €21 million gain recorded for the nine months ended September 30, 2013, mainly as a result of the dividends received from Telefónica during 2014, which was partially offset by an increase in other operating expenses. During the nine months ended September 30, 2013 Telefónica paid no dividends.

Administration costs

Administration costs of this operating segment for the nine months ended September 30, 2014 were €401 million, a 25.7% decrease from the €539 million recorded in the nine months ended September 30, 2013, mainly as a result of the lower investment in technology in the nine months ended September 30, 2014.

Depreciation and amortization

Depreciation and amortization of this operating segment for the nine months ended September 30, 2014 was €346 million, an 8.0% increase from the €321 million recorded in the nine months ended September 30, 2013, as a result of costs related to digitalization and transformation processes.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the nine months ended September 30, 2014 amounted to €11 million, compared with the €4 million recorded for the nine months ended September 30, 2013.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for the nine months ended September 30, 2014 was a loss of €165 million, a 213% increase compared with the €53 million recorded for the nine months ended September 30, 2013 as a result of higher provisions for the costs related to the transformation processes undertaken by the Group.

Operating profit / (loss) before tax

As a result of the foregoing, operating loss before tax of this operating segment for the nine months ended September 30, 2014 was a loss of €1,455 million, a 34.8% increase compared with the €1,079 million loss recorded for the nine months ended September 30, 2013.

Income tax

Income tax of this operating segment for the nine months ended September 30, 2014 amounted to a €268 million gain, a 103.1% increase compared with the €132 million gain recorded for the nine months ended September 30, 2013.

Profit from corporate operations (net)

While there was no profit from corporate operations of this operating segment for the nine months ended September 30, 2014, during the nine months ended September 30, 2013 profit from corporate operations totaled €1,629 million, as a result of the income from the pension business in Latin America (including capital gains from the sale of Afore Bancomer in Mexico and the pension fund managers in Colombia and Peru) which was sold in 2013, which was offset in part by the impact of the signing of the new agreement with the CITIC Group (which led to the repricing at market value of BBVA’s stake in CNCB, as well as our accounting of the equity-adjusted earnings from CNCB, excluding dividends).

Profit attributed to parent company

Profit attributed to parent company of this operating segment for the nine months ended September 30, 2014 was a loss of €1,185 million, compared with the €542 million recorded for the nine months ended September 30, 2013.

E. Recent Developments

EU- wide comprehensive assessment

On October 26, 2014, BBVA furnished to the SEC a relevant event notice on a Form 6-K related to the EU- wide comprehensive assessment conducted by the European Central Bank (ECB). The comprehensive assessment is prudential in nature and is made up of two main pillars: a) an asset quality review (AQR) and b) a stress test, performed in close cooperation with the European Banking Authority (EBA). The comprehensive assessment was performed by the ECB in conjunction with the national competent authorities (NCAs), prior to assuming full responsibility for supervision under the Single Supervisory Mechanism in November 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ RICARDO GÓMEZ BARREDO
Name:	RICARDO GÓMEZ BARREDO
Title:	Global Head of Group Accounting & Information Management

Date: November 14, 2014